Teradata Corporation

10000 Innovation Drive

Dayton, OH 45342

September 7, 2012

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Teradata Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-33458

Dear Mr. Gilmore,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated August 27, 2012 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2011, filed on February 29, 2012 (the “2011 Form 10-K”) (File No. 001-33458). The comment from the Comment Letter is included below in bold. The Company’s response follows the comment.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies

Revenue Recognition

Term licenses, hosting arrangements and software-as-a-service (“SaaS”), page 50

1.	We note your disclosure indicating that revenues in connection with term licenses, which are not required to be hosted, are recognized over the term of the agreement. Please discuss in greater detail the terms of these arrangements, how you determined that this accounting treatment is appropriate and your consideration for disclosing the reason revenue for term licenses is recognized ratably. As part of your response, please tell us what other deliverables (e.g. hosting, implementation, etc.), if any, are included in these arrangements and how this affects revenue recognition. Please also discuss whether you offer an extension/renewal option and, if so, how it is accounted for.

Response:

Teradata’s term licenses are typically offered for application software and include a right to use license, postcontract customer support (“PCS”) and consulting services (e.g., consulting, implementation and installation). Our term licenses are not sold separately. The term of these arrangements varies between 1 and 5 years and may or may not include hosting services. In most arrangements the pricing is bundled to the customer. If the term license is hosted, the customer has the right to take possession of the software at any time during the hosting period. The customer’s rights to the software in these circumstances are not dependent on additional software payments or significant penalties and the customer can feasibly run the software on its own hardware or contract with another party to host the software.

The Company has not established vendor specific objective evidence (“VSOE”) of the individual or combined elements for these arrangements for several reasons. First, the Company does not separately price or renew the PCS without the inclusion of the right to use the software application license over the term. Additionally, the Company’s customers have not historically exercised their renewal options at their contractual rate on a regular basis and, therefore, Teradata is not able to rely on such renewal rates to establish the combined VSOE. As a result of not having VSOE for the PCS, such arrangements are determined to be subscriptions and revenue is recognized over the term of the agreements. If the Company is contracted to provide essential consulting services related to the initial implementation of such subscriptions, the revenue related to the entire arrangement, including the initial consulting services, is deferred until such services are completed. Upon completion of the consulting services, the entire arrangement is recognized ratably over the remaining contractual term of the license. If the Company does not provide any, or provides only nonessential consulting services, all revenue is recognized over the contractual term of the arrangement. If hosting is a component of the customer subscription arrangement, revenue is recognized over the term as part of the subscription as described above.

In most cases the Company does not offer renewal options for its term licenses as part of the original arrangements. In arrangements where the renewal option is offered, the Company treats the renewal as a new arrangement for accounting purposes if and when the Customer signs the renewal agreement. The revenue would then be recognized ratably as described above beginning with the contractual start date of the renewal. Because the Company does not have VSOE for the related PCS, the renewal is recognized ratably over the contractual term as opposed to recognizing the term license upfront upon execution of the renewal.

Finally, the revenue related to these arrangements represents approximately 1% of total revenue. For all of the foregoing reasons, the Company considers the level of disclosure appropriate.

*    *    *    *    *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (678) 577-5902 if there are any comments or questions concerning the forgoing or if we can be of assistance in any way.

Sincerely,

/s/ Stephen M. Scheppmann
Stephen M. Scheppmann Executive Vice President and Chief Financial Officer Teradata Corporation

cc:	Audit Committee of the Board of Directors

Victor L. Lund, Director, Chairman of the Audit Committee

PricewaterhouseCoopers LLP

Michael F. Koehler, Director, President and Chief Executive Officer

James M. Ringler, Chairman of the Board of Directors